UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 22 February 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

22 February 2010

For more details contact:

Esha Brijmohan
Investor Relations Officer

on +27 (0)82 759 1775

or

Marian van der Walt
Executive: Corporate and Investor Relations

on +27 (0)82 888 1242

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

Harmony's acquisition of Pamodzi Gold's Free State assets completed

Johannesburg. Monday, 22 February 2010. Harmony Gold Mining Company Limited (Harmony) is pleased to announce that all conditions precedent relating to its acquisition of the Pamodzi Gold Free State (Proprietary) Limited's assets (Pamodzi Gold's Free State assets), have been fulfilled and that the deal has now become unconditional.

During the past few months, Harmony conducted pre-production work at the shafts, to make these operations safe and return them to production. Production at Steyn 2 and Loraine 3 shafts will now commence and more work is being done to underground workings at Steyn 1 shaft. Production at these 3 shafts for the first 12 months is estimated at 100 000 oz at an average recovered grade of 5.5g/t and at a cash cost in the order of R218 000/kg. Production will then increase to 150 000 oz for the second 12 months at a cash cost of about R160 000/kg.

The plant clean-up began in December 2009, and 800kg of gold is expected to be recovered over the next 18 months. Milling of rock from the Freddies 9 waste dump at a throughput of 35 000tpm and a recovered grade of 0.55g/t has commenced. This rock is processed at Harmony's Target plant. Harmony has re-employed 1000 employees and we expect the total number of employees to increase to approximately 2,500 over the next two years.

Harmony CEO Graham Briggs said: "We are pleased that the deal has been successfully concluded. Our teams are now working hard to ensure that these shafts remain safe and are productive. Our planning indicates promising results from these operations. "

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director